EXHIBIT 12.1

PENINSULA GAMING, LLC

Computation of Ratio of Earnings to Fixed Charges

(amounts in thousands except ratio information)

Earnings:	2007		2006		2005		2004		2003
Total earnings	$ (5,154)		$ 6,328		$ (3,384)		$ (45,075)		$ (12,742)

Fixed charges:

Interest charges (including capitalized interest and interest expense related to preferred member’s interest)	37,105		30,270		26,710		25,763		24,293

Amortization of deferred financing costs and bond discount	4,243		3,552		3,140		2,623		3,161

Loss on early retirement of debt							37,566

Total fixed charges	41,348		33,822		29,850		65,952		27,454

Capitalized interest	(843)		(796)		(357)		(1,251)		(2,202)

Earnings as adjusted	$ 35,351		$ 39,354		$ 26,109		$ 19,626		$ 12,510

Ratio of earnings to fixed charges	0.9	x*	1.2	x	0.9	x*	0.3	x*	0.5	x*
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*	Earnings were insufficient to cover fixed charges for the years ended December 31, 2007, 2005, 2004 and 2003 by $6.0 million, $3.7 million, $46.3 million and $14.9 million, respectively.